Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity ORBITAL CORPORATION LIMITED
ABN 32 009 344 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rodney Alexander HOUSTON
Date of last notice	03 October 2007

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	19 November 2007
No. of securities held prior to change	408,371
Class	Ordinary fully paid
Number acquired	3,238
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Issued pursuant to Employee Share Plan valued at $1,000. Cash consideration is $nil.
No. of securities held after change	411,609
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued pursuant to Employee Share Plan as approved at AGM.

+ See chapter 19 for defined terms.

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Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

21/11/06